Mail Stop 4720

                                                            August 21, 2018




Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

       Re:     X Financial
               Amendment No. 6 to
               Draft Registration Statement on Form F-1
               Submitted August 14, 2018
               CIK No. 0001725033

Dear Mr. Tang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Recent Developments, page 7

1. Please disclose how you define active borrowers and active investors for the month ended
       July 31, 2018 and if the definition is different from the six months ended June 30, 2018 as disclosed on page 1. Please discuss any material trends concerning active borrowers and active investors in the month ended July 31, 2018.
 Yue (Justin) Tang
X Financial
August 21, 2018
Page 2


Summary of Significant Accounting Policies

Revenue Recognition, page F-16

2. We note your response to comment 1. While the correction of the error did not result in a change to previously reported net income, we note that the correction resulted in an increase to total net revenue of 10% for 2017 as well as a change in the allowance for bad debts as a percentage of accounts receivable as of December 31, 2017, from 0% to 14%.
       Please provide us with your analysis of the materiality of the error under SAB 99 to support your current presentation. Alternatively, revise to provide the disclosures for a correction of an error in previously issued financial statements in accordance with ASC
       250-10-50-7 and label the financial statements "as restated" for each year presented. In addition, the report of your independent registered public accounting firm should include a paragraph referring to the restatement and related disclosure.

Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets, pages F-29 & F-76

3. We note from your accounting policy disclosure on page F-29 that, "uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when you have determined the balance will not be collected and is eligible for tax deduction." We also note from your allowance rollforward on pages F-32 and F-78 that you have not recognized any write-off for uncollectible accounts for the periods presented. Please address the following:

           Tell us why you have charged-off related loans more than 180 days but not the related fees;

           Tell us how you consider historical losses in the determination of your allowance; and

           Provide a level of granularity to your significant accounting policies disclosed starting on page F-29 to allow a reader of the financial statements to understand how the allowance for accounts receivable was determined in the periods presented.

4. Reconcile overdue RMB 1,129,707 at December 31, 2016 and RMB 49,327,158 at
       December 31, 2017 disclosed in the narrative disclosure on page F-31 to the total past due of RMB 1,187,089 at December 31, 2016 and RMB 58,355,215 at December 31,
       2017 disclosed in the aging of past due accounts receivable tables on page F-31, and revise as necessary.
 Yue (Justin) Tang
X Financial
August 21, 2018
Page 3


       You may contact Michelle Miller at (202) 551-3368 or David Irving at
(202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.


                                                         Sincerely,

                                                         /s/ Michael Clampitt

                                                         Michael Clampitt
                                                         Senior Counsel
                                                         Office of Financial
Services

cc:    Li He, Esq.